Results of Annual Meeting of Stockholders (Unaudited)

On April 18, 2017, the Annual Meeting of Stockholders of the Fund was held and the following matter were voted upon based on 28,740,771 shares of common stock outstanding on the record date of February 21, 2017:

(1)	To approve the election of two directors to hold office until the year 2020 Annual Meeting of Stockholders.

Name of Directors	For	Withhold	Broker Non-Votes
Ralph W. Bradshaw	21,788,346	1,499,246	0
Edwin Meese III	21,706,947	1,580,645	0